UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

_________________________________________________

FORM 6-K
_________________________________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date: 30 September 2024

Commission File Number: 001-14958

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NATIONAL GRID plc

(Translation of registrant’s name into English)

England and Wales

(Jurisdiction of Incorporation)

  _________________________________________________

1-3 Strand, London, WC2N 5EH, United Kingdom
(Address of principal executive office)

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 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F      ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.  ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

EXHIBIT INDEX

Exhibit No.	Description
99.1	Exhibit 99.1 Announcement sent to the London Stock Exchange on 30 August 2024 — Director/PDMR Shareholding
99.2	Exhibit 99.2 Announcement sent to the London Stock Exchange on 02 September 2024 — Total Voting Rights
99.3	Exhibit 99.3 Announcement sent to the London Stock Exchange on 10 September 2024 — Director/PDMR Shareholding

Exhibit 99.1

30 August 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transaction of Person Discharging Managerial Responsibilities ('PDMR')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR') and relates to the following PDMR acquiring shares following the partial vesting of an award under the Company's Retention Award Plan ('RAP').

This vesting relates to the RAP Award made to Will Serle, PDMR on 1 June 2022. The award was conditional on continued employment with the Company and on the satisfaction of the performance conditions approved by the Remuneration Committee, which (after tax on the gross award) must be retained until the shareholding requirement is met. The award is subject to malus and clawback provisions.

The Company also announces a correction to an announcement made on 14 June 2024. On 29 August 2024, the Company was notified that, due to an administration error, it was incorrectly announced that Will Serle, Chief People & Culture Officer, sold 97 rights under the Share Incentive Plan pursuant to the 2024 Rights Issue. The amended announcement is included below in full which shows his full take-up of these rights.

The date of notification of these transactions was 29 August 2024.

In accordance with MAR the relevant Financial Conduct Authority modification is set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People and Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Shares acquired following the vesting of the fifth tranche of shares in respect of the 1 June 2022 RAP Award.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	4,743
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.06.26
f)	Place of the transaction	London Stock Exchange (XLON)
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Automatic disposal of shares resulting from RAP Award exercise to cover tax liabilities.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		£8.958	4,778
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.06.26
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People and Culture Officer
b)	Initial notification /Amendment	Amendment
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Acquisition of shares from a full take-up of rights over a Share Incentive Plan holding pursuant to the 2024 Rights Issue.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 6.45	97
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.06.03
f)	Place of the transaction	London Stock Exchange (XLON)

Exhibit 99.2

2 September 2024

National Grid plc ('National Grid' or 'Company')

Voting Rights update

National Grid's registered capital as of 31 August 2024 consisted of 5,126,611,643 ordinary shares, of which, 240,745,366 were held as treasury shares; leaving a balance of 4,885,866,277 with voting rights.

The figure of 4,885,866,277 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA's Disclosure Guidance and Transparency Rules.

Julian Baddeley
Group Company Secretary

Exhibit 99.3

10 September 2024

National Grid plc ('National Grid' or 'Company')

Notification of Transactions of Persons Discharging Managerial Responsibilities ('PDMRs')

This announcement is made in accordance with Article 19 of the Market Abuse Regulation ('MAR'). In accordance with MAR, the relevant Financial Conduct Authority ('FCA') notifications are set out below.

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Andy Agg
2	Reason for the notification
a)	Position/status	Chief Financial Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.2791	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.09.09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	John Pettigrew
2	Reason for the notification
a)	Position/status	Chief Executive
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.2791	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.09.09
f)	Place of the transaction	London Stock Exchange (XLON)

1	Details of the person discharging managerial responsibilities / person closely associated
a)	Name	Will Serle
2	Reason for the notification
a)	Position/status	Chief People and Culture Officer
b)	Initial notification /Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	National Grid plc
b)	LEI	8R95QZMKZLJX5Q2XR704
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Ordinary shares of 12 204/473p each GB00BDR05C01
b)	Nature of the transaction	Monthly purchase of securities ("partnership shares") under the Share Incentive Plan
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		GBP 10.2791	14
d)	Aggregated information - Aggregated volume - Price
e)	Date of the transaction	2024.09.09
f)	Place of the transaction	London Stock Exchange (XLON)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATIONAL GRID plc

By:	Beth Melges
Beth Melges Head of Plc Governance

Date: 30 September 2024